SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited condensed interim consolidated financial statements for the period ended June 30, 2018.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars) (Unaudited)

As at

		June 30, 2018	December 31, 2017

ASSETS

Current
Cash	(Note 3)	$1,340,217	$386,630
Accounts receivable, net of allowance for doubtful accounts of $24,693 (2017 – $24,693)		2,882,844	3,815,278
Deposits, prepaid expenses and other assets		939,558	498,151

		5,162,619	4,700,059

Equipment	(Note 5)	58,149	66,329
Intangible assets	(Note 6)	4,720,605	5,121,845
Goodwill		3,343,129	3,343,129

		$13,284,502	$13,231,362

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities		$2,914,895	$2,542,885
Deferred revenue		810,881	959,881
Due to related parties	(Note 7)	22,155	44,972
Working Capital Line of Credit	(Note 10)	-	933,159

		3,747,931	4,480,897

Shareholders’ equity
Common shares	(Note 8)	29,023,285	26,186,684
Warrants	(Note 8)	421,796	421,796
Contributed surplus	(Note 8)	5,040,343	4,797,541
Deficit		(23,699,411)	(21,395,878)
Accumulated other comprehensive loss		(1,249,442)	(1,259,678)

		9,536,571	8,750,465

		$13,284,502	$13,231,362

Approved and authorized by the Board of Directors on August 29, 2018.

“Atul Sabharwal ” Director	“Ram Ramkumar ” Director
Atul Sabharwal	Ram Ramkumar

The accompanying notes are an integral part of these condensed interim consolidated financial statements

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

(Unaudited)

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017

REVENUE	$3,019,342	$2,849,799	$5,891,859	$5,334,107

EXPENSES
Salaries and compensation (Note 7)	1,859,596	2,160,587	3,765,144	4,652,284
General and administrative	263,994	315,743	510,705	597,846
Campaign infrastructure	1,480,785	778,565	2,509,869	1,369,482
Professional fees	17,460	110,099	129,326	180,484
Marketing and investor relations	43,477	19,261	77,164	64,651
Travel	28,282	25,313	42,605	38,737
Bad debt expense	-	147,842	-	147,842
Amortization of intangibles (Note 6)	477,814	417,513	947,942	818,449
Depreciation of equipment (Note 5)	7,917	11,835	14,528	24,589
Stock-based compensation (Note 8)	74,561	120,108	170,244	282,529
	4,253,886	4,106,866	8,167,527	8,176,893

Net loss before interest, foreign exchange and taxes	(1,234,544)	(1,257,067)	(2,275,668)	(2,842,786)

Interest income (expense)	247	(23,848)	(8,633)	(56,650)
Foreign exchange gain (loss)	9,279	(13,167)	(5,941)	(22,910)
Provision for taxes	(13,291)	-	(13,291)	-
Net loss for the period	(1,238,309)	(1,294,082)	(2,303,533)	(2,922,346)

OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	(8,765)	75,145	10,236	71,885
Comprehensive loss for the period	$(1,247,074)	$(1,218,937)	$(2,293,297)	$(2,850,461)
Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Weighted average number of common shares outstanding – basic and diluted	213,240,338	137,186,913	198,304,815	141,786,049

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

(Unaudited)

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(2,303,533)	$(2,922,346)
Items not involving cash:
Amortization of intangibles	947,942	818,449
Depreciation of equipment	14,528	24,589
Stock-based compensation	170,244	282,529
Changes in non-cash working capital items:
Accounts receivable	932,434	826,328
Deposits, prepaid expenses and other assets	(441,407)	(365,881)
Accounts payable and accrued liabilities	372,011	47,499
Deferred revenue	(149,000)	263,659
Due to related parties	(22,817)	(30,963)

Net cash flows used in operating activities	(479,598)	(1,056,137)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to equipment	(6,349)	(2,646)
Additions to intangible assets	(546,702)	(704,818)

Net cash flows used in investing activities	(553,051)	(707,464)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	3,018,950	3,375,076
Share issuance costs	(109,791)	(19,927)
Repayment of working capital line of credit	(933,159)	(901,317)

Net cash flows provided by financing activities	1,976,000	2,453,832

Effect of exchange rate changes on cash	10,236	71,885

Change in cash for the period	953,587	762,116

Cash and cash equivalents, beginning of period	386,630	2,375,619

Cash and cash equivalents, end of period	$1,340,217	$3,137,735

Supplemental disclosure regarding cash flows (Note 9)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. Dollars)
(Unaudited)
	Common Shares	Amount	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Equity

Balance, December 31, 2016	132,536,675	$ 22,815,647	$ 421,796	$ 4,237,448	$ (1,399,608)	$ (16,952,007)	$ 9,123,276
Private placement shares issued	45,000,000	3,375,076	-	-	-	-	3,375,076
Financing issuance costs		(19,927)	-	-	-	-	(19,927)
Stock-based compensation	-	-	-	282,529	-	-	282,529
Cumulative translation adjustment	-	-	-	-	71,885	-	71,885
Net loss for the period	-	-	-	-	-	(2,922,346)	(2,922,346)
Balance, June 30, 2017	177,536,675	$ 26,170,796	$ 421,796	$ 4,519,977	$ (1,327,723)	$ (19,874,353)	$ 9,910,493
Stock options exercised	200,000	15,888	-	-	-	-	15,888
Stock-based compensation	-	-	-	277,564	-	-	277,564
Cumulative translation adjustment	-	-	-	-	68,045	-	68,045
Net loss for the period	-	-	-	-	-	(1,521,525)	(1,521,525)
Balance, December 31, 2017	177,736,675	$ 26,186,684	$ 421,796	$ 4,797,541	$ (1,259,678)	$ (21,395,878)	$ 8,750,465
Private placement shares issued	37,916,667	3,018,950	-	-	-	-	3,018,950
Financing issuance costs		(109,791)	-	-	-	-	(109,791)
Fair value of finder’s warrants	-	(72,558)	-	72,558	-	-	-
Stock-based compensation	-	-	-	170,244	-	-	170,244
Cumulative translation adjustment	-	-	-	-	10,236	-	10,236
Net loss for the period	-	-	-	-	-	(2,303,533)	(2,303,533)
Balance, June 30, 2018	215,653,342	$ 29,023,285	$ 421,796	$ 5,040,343	$ (1,249,442)	$ (23,699,411)	$ 9,536,571

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

NATURE OF OPERATIONS

Snipp Interactive Inc. (the “Company” or “Snipp”) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010 and its business is to provide a full suite of mobile marketing, rebates and loyalty solutions in the US, Canada and internationally.

Unless otherwise indicated in these condensed interim consolidated financial statements, references to “$” are to U.S. dollars.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.

The registered address, head office, principal address and records office of the Company are located at 530 Richmond St West, Rear Lower Level, Toronto, Ontario M5V 1K4, Canada.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 29, 2018.

The Company has a working capital surplus of $1,414,688 (2017 - $219,162), a net loss of $2,303,533, accumulated deficit of $23,699,411 and negative cash flows from operations of $479,598. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months.

2

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, ‘‘Interim Financial Reporting’’ (IAS 34), as issued by the International Accounting Standards Board (IASB). These unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2017 (December 31, 2017 consolidated financial statements) filed on SEDAR on April 3, 2018. All defined terms used herein are consistent with those terms defined in the December 31, 2017 consolidated financial statements.

Basis of presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which was incorporated in Delaware, USA, Snipp Interactive (India) Private Limited, which was incorporated in India, Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), which was incorporated in Ireland, Snipp Interactive Limited, which was incorporated in the United Kingdom, Snipp Interactive AG, which was incorporated in Switzerland, Snipp Cann Inc., which was incorporated in Nevada, USA, Hip Digital, Inc., which was incorporated in Delaware, USA and Hip Digital Media Inc., which was incorporated in British Columbia, Canada. All material inter-company balances and transactions have been eliminated.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Critical judgement and accounting estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets, liabilities, and equity in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)

The recoverability of accounts receivable that are included in the consolidated statements of financial position are based on historical collection of receivables.

ii)

The inputs used in accounting for share-based payments expense included in profit and loss calculated using the Black-Scholes option pricing model (Note 8).

iii)

The carrying value of intangible assets (capitalized software development, customer relationships, intellectual property and music label contracts) that are included in the consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates the capitalized costs that are directly attributable to the development of the intangible asset (Note 6).

iv)

The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any assumptions underlying the analysis of impairment.

Revenue from contracts with customers

The Company provides a full suite of promotions-related marketing services in the US, Canada and internationally, and generates revenue by designing, constructing, implementing and managing these promotions marketing services for its customers. IFRS 15 introduces a single, principles-based, five-step model for the recognition of revenue when control of goods is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also  requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company evaluated the effect the standard had on its sales recorded  in its consolidated financial statements and determined there is no impact to the timing or amounts of revenue  recognized in its statement of operations.

Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple items such as campaign development and campaign management which are delivered at varying times. In these cases, the Company treats the delivered items as separate units of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items  is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all deliverables using its best estimate of their relative fair value, since vendor-specific objective or third-party evidence of the selling price is generally unavailable. It then recognizes revenue  on  the  different  deliverables in accordance with the policies set out above.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial Instruments

IFRS 9 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 largely retained the existing requirements in IAS 39 for the classification and measurement of financial liabilities and the adoption of IFRS 9 has not had a significant effect on our accounting policies related to financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale. Under IFRS 9, on initial recognition, a financial asset is classified as measured at: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or at amortized cost. In addition, the standard amended some of the requirements of IFRS 7, Financial Instruments: Disclosures, including the requirement for added disclosures about investments in equity instruments measured at FVOCI and guidance on financial liabilities and derecognition of financial instruments. The Company adopted the standard on January 1, 2018. Retrospective application was required, but there was no requirement to restate comparative periods disclosed.

(a) Classification

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Categories
Financial instruments:	IAS 39	IFRS 9
Cash and cash equivalents	Amortized cost	Amortized cost
Accounts receivable and other assets	Amortized cost	Amortized cost
Listed securities	FVTPL	FVTPL
Debentures	FVTPL	FVTPL
Equity securities	FVTPL	FVTPL

The Company determined the modifications made did not result in a material difference under the new classification of IFRS 9.

(b)  Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of operations. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the consolidated statements of operations in the period in which they arise.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial Instruments (cont’d…)

(c)  Impairment of financial assets at amortized cost

Under IFRS 9, the Company recognizes a loss allowance using the expected credit loss model on financial assets that are measured at amortized cost.

The adoption of the expected credit loss impairment model under IFRS 9 had no material impact on the carrying amounts of our financial assets on the transition date given the financial assets measured at amortized cost are composed of cash and accounts receivable and no impairment has been recognized at the report date.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Adoption of accounting standards

Effective January 1, 2018, the Company adopted IFRS 9 which was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. Adoption of this standard did not have a significant impact on the Company's consolidated financial statements.

Effective January 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS  15”).  IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 results in enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improves guidance for multiple-element arrangements. Adoption of this standard did not have a material effect on the Company's consolidated financial statements and related disclosures.

Recent accounting pronouncements

IFRS 16, “Leases”, will be effective for annual periods beginning on or after January 1, 2019. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the year beginning January 1, 2019 and has not yet considered the potential impact of the adoption of IFRS 16.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

CASH

	June 30, 2018	December 31, 2017

Cash on deposit	$1,340,217	$386,630
Total	$1,340,217	$386,630

SEGMENTED INFORMATION

IFRS 8 “Operating Segments” defines an operating segment as i) a component of an entity that engages in business activities from which it may earn revenues and incur expenses; ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance; and iii) for which discrete financial information is available.

The Company’s management and chief operating decision maker reviews performance of the Company on a consolidated basis and has integrated its products and services as one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

Geographic information

The Company has one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

For the Company’s geographically segmented non-current assets (equipment and intangible assets, including goodwill), the Company has allocated based on location of assets as follows:

	June 30, 2018	December 31, 2017

United States	$ 5,463,524	$ 5,950,539
Ireland	1,342,861	1,386,645
International	1,315,498	1,194,119
Total	$ 8,121,883	$ 8,531,303

For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017

United States	$ 2,534,795	$ 2,377,389	$ 4,954,011	$ 4,607,765
Ireland	226,955	285,779	449,161	415,552
International	257,592	186,631	488,687	310,790
Total	$ 3,019,342	$ 2,849,799	$ 5,891,859	$ 5,334,107

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

EQUIPMENT

June 30, 2018

	Opening			Closing	Opening	Depreciation	Closing
	cost			cost	accumulated	during the	depreciation	Net book
	balance	Additions	Disposals	balance	depreciation	period	balance	value

Office Equipment	$ 18,026	$ -	$ -	$ 18,026	$ 14,729	$ (398)	$ 14,332	$ 3,694
Computer Equipment	181,077	$ 6,349	-	187,426	118,045	14,926	132,971	54,455
	$ 199,103	$ 6,349	$ -	$ 205,452	$ 132,774	$ 14,528	$ 147,303	$ 58,149

December 31, 2017

	Opening			Closing	Opening	Depreciation	Closing
	cost			cost	accumulated	during the	depreciation	Net book
	balance	Additions	Disposals	balance	depreciation	year	balance	value

Office Equipment	$ 18,026	$ -	$ -	$ 18,026	$ 10,353	$ 4,376	$ 14,729	$ 3,297
Computer Equipment	174,762	$ 6,315	-	181,077	76,596	41,449	118,045	63,032
	$ 192,788	$ 6,315	$ -	$ 199,103	$ 86,949	$ 45,825	$ 132,774	$ 66,329

INTANGIBLE ASSETS

June 30, 2018

	Opening			Closing	Opening	Amortization	Closing
	cost			cost	accumulated	during the	amortization	Net book
	balance	Additions	Disposals	balance	amortization	period	balance	value

Software platform	$ 4,499,350	$ 546,702	$ -	$ 5,046,052	$ 1,606,831	$ 480,944	$ 2,087,775	$ 2,958,277
Intellectual property	2,495,000	-	-	2,495,000	1,301,333	249,498	1,550,831	944,169
Customer relationships	1,195,000	-	-	1,195,000	633,008	119,502	752,510	442,490
Music label contracts	980,000	-	-	980,000	506,333	97,998	604,331	375,669
	$ 9,169,350	$ 546,702	$ -	$ 9,716,052	$ 4,047,505	$ 947,942	$ 4,995,447	$ 4,720,605

December 31, 2017

	Opening			Closing	Opening	Amortization	Closing
	cost			cost	accumulated	during the	amortization	Net book
	balance	Additions	Disposals	balance	amortization	period	balance	value

Software platform	$ 3,147,753	$ 1,351,597	$ -	$ 4,499,350	$ 826,496	$ 780,335	$ 1,606,831	$ 2,892,519
Intellectual property	2,495,000	$ -	-	2,495,000	802,333	499,000	1,301,333	1,193,667
Customer relationships	1,195,000	-	-	1,195,000	394,004	239,004	633,008	561,992
Music label contracts	980,000	-	-	980,000	310,333	196,000	506,333	473,667
	$ 7,817,753	$ 1,351,597	$ -	$ 9,169,350	$2,333,166	$ 1,714,339	$ 4,047,505	$ 5,121,845

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

RELATED PARTY TRANSACTIONS

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the three months ended June 30, 2018 and 2017 are salaries and compensation of $280,436 and $278,250, respectively, charged by officers and key management personnel of the Company. Related party transactions not disclosed elsewhere included in expenses for the six months ended June 30, 2018 and 2017 are salaries and compensation of $502,687 and $635,516, respectively, charged by officers and key management personnel of the Company. At June 30, 2018, $22,155 was due to officers and directors (2017 - $44,972). The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

8

CAPITAL STOCK

Authorized

Unlimited common shares, without par value

Unlimited preferred shares, without par value, issuable in series:

Unlimited Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share

Share issuances

On February 28, 2018, the Company announced a non-brokered private placement financing and closed a first tranche comprised of 8,500,000 common shares at a price of C$0.10 per share for gross proceeds of $667,165 (C$850,000). On March 12, 2018, the Company closed a second tranche comprised of 8,000,000 common shares at a price of C$0.10 per share for gross proceeds of $623,520 (C$800,000). On March 21, 2018, the Company closed a third tranche comprised of 2,500,000 common shares at a price of C$0.10 per share for gross proceeds of $192,925 (C$250,000). On March 28, 2018, the Company closed a fourth tranche comprised of 6,000,000 common shares at a price of C$0.10 per share for gross proceeds of $465,060 (C$600,000). On April 18, 2018, the Company closed a fifth and final tranche comprised of 10,000,000 common shares at a price of C$0.10 per share for gross proceeds of $792,800 (C$1,000,000) and also closed an over-allotment to the fifth tranche comprised of 2,916,667 common shares at a price of C$0.12 per share for gross proceeds of $277,480 (C$350,000). Commissions of $37,411 (C$48,000), $27,904 (C$36,000) and $28,541 (C$36,000) were paid in connection with the second, fourth and fifth tranches. In addition, 480,000 and 360,000 Finder's Warrants were issued in connection with the second and fourth tranches and 222,000 and 115,000 Finder's Warrants were issued in connection with the fifth tranche and the over-allotment to the fifth tranche. The Finder’s Warrants issued for the second, fourth and fifth tranches entitles the holder to purchase one common share at an exercise price of C$0.10 for a period of 2 years and the Finder's Warrants issued for the over-allotment to the fifth tranche entitles the holder to purchase one common share at an exercise price of C$0.12 for a period of 2 years. The fair value of the Finder’s Warrants was estimated on the date of issuance using the Black-Scholes option pricing model with the following assumptions: 2 year expected life, volatility of 125%, risk-free rate of 1.35% and dividend rate of 0%. The Finder’s Warrants were valued at $25,038 (C$32,125), $22,160 (C$28,590), $16,978 (C$21,415) and $8,382 (C$10,573) respectively, with aggregate amount of $72,558 being deducted from common shares as a cost of financing and a corresponding addition to contributed surplus during the period ended June 30, 2018. Filing fees of $15,935 (C$20,100) were also paid in connection with the fifth tranche.

Stock options

On June 16, 2017, disinterested shareholders approved and the Company adopted an amended fixed number incentive stock option plan which was previously approved on June 1, 2016 (the “2016 Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the 2016 Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 29,340,335 shares, being 20% of the Company’s issued and outstanding shares as at June 16, 2017. Such Options will be exercisable for a period of up to 10 years from the date of grant. Vesting terms are determined at the time of grant by the Committee.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

8

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

In fiscal 2017, the Company granted 4,207,000 options on June 13, 2017 and 1,739,000 options on June 16, 2017. These options have an exercise price of C$0.10, annual vesting in three equal tranches over three years from grant date and expire on June 13, 2022 and June 16, 2022, respectively. The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: 5 year expected life, volatility of 125%, risk-free rate of 1.13% and dividend rate of 0%. The options were valued at $262,471 and $102,958, respectively. An amount of $87,868 was expensed to stock-based compensation corresponding to these June 2017 options grants, as an addition to contributed surplus during the period ended June 30, 2018. On November 1, 2017, the Company granted 500,000 options. These options have an exercise price of C$0.10, annual vesting in three equal tranches over three years from grant date and expire on November 1, 2022. The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: 5 year expected life, volatility of 125%, risk-free rate of 1.60% and dividend rate of 0%. The options were valued at $33,232. An amount of $9,906 was expensed to stock- based compensation corresponding to these November 2017 options, as an addition to contributed surplus during the period ended June 30, 2018. Options granted in prior years with vesting taking place in fiscal 2018 resulted in an amount of $72,470 being expensed to stock-based compensation with a corresponding addition to contributed surplus during the period ended June 30, 2018. All stock options have been granted in Canadian dollars.

Stock option activity is presented below:

	Number of	Weighted Average
	Options	Exercise Price
		C$
Outstanding, December 31, 2016	13,486,235	0.37
Exercised	(200,000)	0.10
Cancelled	(4,381,297)	0.54
Granted	6,446,000	0.10
Expired	(725,000)	0.19
Outstanding, December 31, 2017	14,625,938	0.27
Cancelled	(267,000)	0.15
Expired	(500,000)	0.10
Outstanding, June 30, 2018	13,858,938	0.28

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

8

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

The weighted average remaining life of the stock options outstanding is 2.65 years as at June 30, 2018. As at June 30, 2018, the following stock options are outstanding and exercisable:

Number of Options	Number of Options	Exercise Price	Expiry Date
Outstanding	Exercisable	C$
100,000	100,000	$0.10	15-Jul-18
1,150,000	1,150,000	$0.12	18-Dec-18
200,000	200,000	$0.11	10-Apr-19
50,000	50,000	$0.19	11-Aug-19
100,000	100,000	$0.25	10-Sep-19
200,000	200,000	$0.34	06-Nov-19
175,000	175,000	$0.33	26-Nov-19
1,300,000	1,300,000	$0.55	29-Dec-19
410,000	410,000	$0.68	09-Feb-20
150,000	150,000	$0.65	26-Mar-20
100,000	100,000	$0.68	08-Jun-20
889,258	592,839	$0.41	09-Jul-20
451,667	301,111	$0.41	13-Aug-20
125,000	83,333	$0.41	15-Sep-20
200,000	200,000	$0.44	05-Oct-20
200,000	133,333	$0.465	14-Oct-20
400,000	400,000	$0.46	19-Oct-20
10,000	6,667	$0.45	22-Oct-20
60,000	40,000	$0.42	10-Nov-20
2,224,013	1,482,675	$0.38	09-Feb-21 to 12-Feb-21
155,000	51,666	$0.15	15-Dec-21
4,709,000	1,569,666	$0.10	13-Jun-22 to 16-Jun-22
500,000	-	$0.10	01-Nov-22
13,858,938	8,796,290

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

CAPITAL STOCK (cont’d…)

Warrants

	Equity Classification		Liability Classification
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2016	25,408,646	0.37	-	-

Expired – Financing warrants	(11,492,158)	0.63	-	-
Expired – Financing warrants	(7,727,800)	0.20	-	-

Outstanding, December 31, 2017	6,188,688	0.13	-	-

Expired – Financing warrants	(6,188,688)	0.13	-	-

Outstanding, June 30, 2018	-	-	-	-

Finder’s Warrants	Number of Shares	Weighted Average Exercise Price C$
Outstanding, December 31, 2016 and 2017	-	-

Issued	1,177,000	0.10

Outstanding, June 30, 2018	1,177,000	0.10

Each Finder’s Warrant entitles the holder to purchase one common share at the applicable exercise price for a period of 2 years from the date of issuance.

As at June 30, 2018 the following Finder’s Warrants are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price C$	Expiry Date
480,000	0.10	12-Mar-20
360,000	0.10	28-Mar-20
222,000	0.10	18-Apr-20
115,000	0.12	18-Apr-20
1,177,000	0.10

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

9.

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2018	2017

Cash paid during the period for interest	8,633	56,650

10

FINANCIAL INSTRUMENTS

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable excluding sales tax, due to related parties, accounts payable and accrued liabilities and working capital line of credit approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement.

	June 30, 2018		December 31, 2017
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss – assets	$1,340,217	$1,340,217	$386,630	$386,630
Fair value through profit and loss – liabilities	-	-	-	-
Loans and receivables	2,882,844	2,882,844	3,815,278	3,815,278
Other financial liabilities	(2,937,050)	(2,937,050)	(3,521,016)	(3,521,016)
	$1,286,011	$1,286,011	$680,892	$680,892

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable excluding sales tax. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers. Some customers settle their accounts past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At June 30, 2018, the Company had $862,940 (December 31, 2017 - $490,039) in amounts due from customers greater than 90 days and during the period ended June 30, 2018 recognized bad debt expense of nil (2017 - $147,842).

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

FINANCIAL INSTRUMENTS (cont’d…)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

In Fiscal 2016, the Company secured a four-million-dollar credit facility with Silicon Valley Bank. The credit facility was an accounts receivable line of credit to provide the Company with additional working capital and was secured by the Company’s intellectual property, consisting of all recognized and unrecognized intangible assets. As at December 31, 2017, the Company had drawn on $933,159 of the credit facility. The credit facility had a maturity date of November 22, 2017, which was extended to February 28, 2018 and was fully repaid on March 2, 2018. The credit facility bore interest at a range of prime plus 1.25% to 2.5%. During the three months ended June 30, 2018, the Company incurred $nil in interest expense and during the three months ended June 30, 2017, the Company incurred $23,848 in interest expense. During the six months ended June 30, 2018, the Company incurred $8,633 in interest expense and during the six months ended June 30, 2017, the Company incurred $56,650 in interest expense. The Company announced on May 31, 2018 that it secured a two-million-dollar credit facility with Bridge Bank. The credit facility is an accounts receivable line of credit to provide the Company with additional working capital and is secured by the Company’s intellectual property, consisting of all recognized and unrecognized intangible assets. As at June 30, 2018, the Company had not drawn any amount on the credit facility. The credit facility bears interest at prime plus 1.75%.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately $6,000 (2017 - nil).

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities that are denominated in a foreign currency. As at June 30, 2018, the Company held cash as well as accounts payable and accrued liabilities denominated in the Canadian dollar, European Euro, Swiss Franc, and Indian Rupee and considers foreign currency risk low. The majority of the Company's foreign currency amounts are held in Canadian dollars. A plus or minus 1% change in Canadian foreign exchange rates would affect profit or loss and comprehensive profit or loss by less than $1,000 (2017 - $1,000).

The following table summarizes the Company’s exposure to the Canadian currency:

	June 30, 2018	December 31, 2017
	C$	C$

Cash	577,500	135,049
Accounts receivable	175,578	390,017
Accounts payable and accrued liabilities	(632,008)	(770,108)

Total	121,070	(245,042)

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

  June 30, 2018

CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity. The Company has a working capital line of credit as well as deferred revenue, due to related parties, accounts payable and accrued liabilities in the ordinary course of operations. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

COMMITMENT

The Company has leased office space in the US, Canada and Ireland. The remaining terms of the leases in the various locations range from 1 to 2 years. Future remaining minimum lease payments as at June 30, 2018 are as follows:

2018	$ 130,453
2019	$ 117,265
2020	25,677
$ 273,395